

October 27, 2014

Via E-mail
John W. McRoberts
Chief Executive Officer
MedEquities Realty Trust, Inc.
3102 West End Avenue, Suite 400
Nashville, TN 37203

>   **Re: MedEquities Realty Trust, Inc.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form S-11**
>   **Submitted October 3, 2014**
>   **CIK No. 0001616314**

Dear Mr. McRoberts:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your responses to comments 5 and 16 in our letter dated September 23, 2014. Please note that we will continue to monitor the registration statement for updated disclosure regarding specific designated uses for substantially all the net proceeds from this offering.

Critical Accounting Policies, page 62

Real Estate Investments, page 65

2.   We note your response to comment 18 in our letter dated September 23, 2014 and continue to question your ability to recognize contingent rentals based on estimated tenant results. Please further elaborate how you determined that an estimate of tenant

results indicates the resolution of a lease contingency and complies with SAB Topic 13.A.4.c. In your response, please tell us the number of leases that currently contain contingent rentals and your expectation of the impact of contingent rentals in future periods.

Financial Statements

Pro Forma Consolidated Financial Statements

Pro Forma Consolidated Balance Sheet, page F-3

3.   It appears you have erroneously indicated approximately $9.4 million Accrued liabilities relate to Adjustment I. Please advise.

Adjustment (CC), page F-8

4.   We note your response to comment 26 in our letter dated September 23, 2014. Please reconcile the Rental income recognized for each property provided within Adjustment (CC) to disclosures elsewhere in your filing detailing Initial annualized base rent for your Current properties and Properties under contract. Please also confirm whether an adjustment related to the rental income for your other property under contract – Dairy Ashford – is considered within this adjustment.

Adjustment (GG), page F-9

5.   We note your response to comment 27 in our letter dated September 23, 2014. Please tell us how you have determined that each of these adjustments is directly attributable to the private placements.

Notes to Balance Sheet

General

6.   We note your response to comment 28 in our letter dated September 23, 2014. Please explain how you considered the applicability of Rule 3-05 of Regulation S-X when determining the financial statement requirements for the acquisition of Kentfield Rehab & Specialty Hospital on August 1, 2014.

7.   We note your response to comment 28 in our letter dated September 23, 2014 and will continue to monitor your financial statements to ensure that prior to the distribution of your preliminary prospectus to prospective investors, Vibra and Fundamental will no longer represent a significant asset concentration, or if required, any significant tenant financial statements will be presented.

Draft Tax Opinion

8.   We note that your draft tax opinion is addressed to the Board of Directors and your statement in the second paragraph of opinion that "this opinion is intended solely for your benefit." Please revise to clarify that investors are entitled to rely on the opinion. Refer to Staff Legal Bulletin No. 19 for guidance.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: John A. Good, Esq.